Exhibit (a)(1)(HH)
September 9, 2009
Dear [Israeli employee]:
We have added additional information to the Israeli country supplement on the Stock Option Exchange Program website. The revised supplement describes the exercise price of any new stock options that employees subject to tax in Israel would receive if they elect to participate in the Stock Option Exchange Program. We have attached that revised country supplement to this email.
In addition, if you elect to participate in the Stock Option Exchange Program, you are required, pursuant to the tax ruling we obtained, to sign the attached agreement. The agreement states that you understand the Israeli tax ruling applicable to the Stock Option Exchange Program, which is also attached. If you elect to participate in the Stock Option Exchange Program, please sign and return this agreement to Jeanne Weinzierl by September 28, 2009.
Please send your signed consent agreement by one of the three methods indicated below to:
Jeanne Weinzierl
Stock Plan Administrator—Treasury Dept.
•	By Fed EX: Analog Devices, Inc. Three Technology Way Norwood, MA 02062

•	By Fax: (781) 461-3491

•	By Email: Stock_Plan_Admin@Analog.Com
Please let me or Jeanne know if you have any questions.
Thanks,
Kristin